3A Chater Road, Central,
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

Tai Cheung Holdings Limited
(Incorporated Bermuda with limited liability)

RECEIVED

7001 DEC 13 P 6: 59

OFFICE OF . . . . .
. . . CORATE FINANCE

Our Ref: GSD/TCHL/4819
30th November 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

BY AIRMAIL



07028639

Dear Sirs,
Re: **Tai Cheung Holdings Limited**
  Rule 12g3-2(b) Exemption
  File No. 82-3528

SUPPL

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

PROCESSED

DEC 2 8 2007

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

**THOMSON
FINANCIAL**

Ivy Y. H. Tam
Secretary
Encl.

Annex A to Letter to the SEC
dated 30th November 2007
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title :   Notification of Meeting of the Board of Directors at which :
           (i)   a dividend is to be declared; and
           (ii)   an announcement in respect of the Interim Results
               is to be approved for publication.

Date :   30th November 2007

Entity requiring item :   Hong Kong Stock Exchange (pursuant to listing
                               agreement between Exchange and Company)

Tai Cheung Holdings Limited 用肌

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

(Stock Code: 88)

DATE OF BOARD MEETING

The Board of Directors (the "Board") of Tai Cheung Holdings Limited (the "Company") announces that a meeting of the Board will be held on Wednesday, 12th December 2007 at 3:30 p.m. at 20th Floor, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong, whereat the Board will, among other matters, approve the release of the interim results of the Company and its subsidiaries for the six months ended 30th September 2007 and consider the payment of an interim dividend.

By Order of the Board
Ivy Yee Har Tam
Secretary

Hong Kong, 30th November 2007

As at the date of this announcement, the Board comprises Mr. David Pun Chan (Chairman), Mr. William Wai Lim Lam and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Joseph Wing Siu Cheung, Mr. Karl Chi Leung Kwok and Mr. Man Sing Kwong as independent non-executive directors.

